TOYOTA MOTOR
CORPORATION
Unaudited Consolidated Financial Statements
For the periods ended
December 31, 2010

TOYOTA MOTOR CORPORATION Unaudited Consolidated Balance Sheets As of March 31, 2010 and December 31, 2010

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31, 2010	December 31, 2010	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	¥1,865,746	¥1,779,297	$21,835
Time deposits	392,724	242,152	2,972
Marketable securities	1,793,165	1,495,546	18,352
Trade accounts and notes receivable, less allowance for doubtful accounts	1,886,273	1,444,942	17,731
Finance receivables, net	4,209,496	4,027,312	49,421
Other receivables	360,379	312,861	3,839
Inventories	1,422,373	1,373,625	16,856
Deferred income taxes	632,164	540,347	6,631
Prepaid expenses and other current assets	511,284	586,611	7,199
Total current assets	13,073,604	11,802,693	144,836
Noncurrent finance receivables, net	5,630,680	5,376,378	65,976
Investments and other assets:
Marketable securities and other securities investments	2,256,279	3,235,685	39,707
Affiliated companies	1,879,320	1,817,089	22,298
Employees receivables	67,506	60,046	737
Other	730,997	749,527	9,198
Total investments and other assets	4,934,102	5,862,347	71,940
Property, plant and equipment:
Land	1,261,349	1,241,655	15,237
Buildings	3,693,972	3,616,370	44,378
Machinery and equipment	9,298,967	8,862,171	108,751
Vehicles and equipment on operating leases	2,613,248	2,440,057	29,943
Construction in progress	226,212	220,892	2,711
Total property, plant and equipment, at cost	17,093,748	16,381,145	201,020
Less – Accumulated depreciation	(10,382,847)	(10,188,214)	(125,024)
Total property, plant and equipment, net	6,710,901	6,192,931	75,996
Total assets	¥30,349,287	¥29,234,349	$358,748

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Consolidated Balance Sheets As of March 31, 2010 and December 31, 2010

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31, 2010	December 31, 2010	December 31, 2010
Liabilities
Current liabilities:
Short-term borrowings	¥3,279,673	¥3,075,806	$37,745
Current portion of long-term debt	2,218,324	2,253,798	27,657
Accounts payable	1,956,505	1,591,902	19,535
Other payables	572,450	491,129	6,027
Accrued expenses	1,735,930	1,668,856	20,479
Income taxes payable	153,387	116,127	1,425
Other current liabilities	769,945	809,416	9,933
Total current liabilities	10,686,214	10,007,034	122,801
Long-term liabilities:
Long-term debt	7,015,409	6,706,016	82,293
Accrued pension and severance costs	678,677	682,157	8,371
Deferred income taxes	813,221	819,841	10,061
Other long-term liabilities	225,323	211,421	2,594
Total long-term liabilities	8,732,630	8,419,435	103,319
Total liabilities	19,418,844	18,426,469	226,120
Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value,	397,050	397,050	4,872
authorized: 10,000,000,000 shares as of March 31, 2010 and December 31, 2010 issued: 3,447,997,492 shares as of March 31, 2010 and December 31, 2010
Additional paid-in capital	501,331	504,890	6,196
Retained earnings	11,568,602	11,810,267	144,929
Accumulated other comprehensive income (loss)	(846,835)	(1,220,986)	(14,983)
Treasury stock, at cost,	(1,260,425)	(1,261,277)	(15,478)
312,002,149 shares as of March 31, 2010 and 312,268,281 shares as of December 31, 2010
Total Toyota Motor Corporation shareholders’ equity	10,359,723	10,229,944	125,536
Noncontrolling interest	570,720	577,936	7,092
Total shareholders’ equity	10,930,443	10,807,880	132,628
Commitments and contingencies
Total liabilities and shareholders’ equity	¥30,349,287	¥29,234,349	$358,748

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Consolidated Statements of Income For the first nine months ended December 31, 2010

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2009	For the first nine months ended December 31, 2010	For the first nine months ended December 31, 2010
Net revenues:
Sales of products	¥12,746,837	¥13,463,454	$165,216
Financing operations	923,696	888,151	10,899
Total net revenues	13,670,533	14,351,605	176,115
Costs and expenses:
Cost of products sold	11,602,925	12,048,265	147,849
Cost of financing operations	534,904	480,353	5,895
Selling, general and administrative	1,480,454	1,400,797	17,190
Total costs and expenses	13,618,283	13,929,415	170,934
Operating income	52,250	422,190	5,181
Other income (expense):
Interest and dividend income	61,500	72,808	894
Interest expense	(26,405)	(22,809)	(280)
Foreign exchange gain, net	46,094	9,261	114
Other income, net	28,473	40,291	494
Total other income (expense)	109,662	99,551	1,222
Income before income taxes and equity in earnings of affiliated companies	161,912	521,741	6,403
Provision for income taxes	62,217	265,567	3,259
Equity in earnings of affiliated companies	2,916	180,742	2,218
Net income	102,611	436,916	5,362
Less: Net income attributable to the noncontrollling interest	(5,378)	(54,131)	(665)
Net income attributable to Toyota Motor Corporation	¥97,233	¥382,785	$4,697

	Yen	Yen	U.S. dollars
Net income attributable to Toyota Motor Corporation per share
Basic	¥31.01	¥122.06	$1.50
Diluted	¥31.01	¥122.06	$1.50

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Consolidated Statements of Income For the third quarter ended December 31, 2010

	Yen in millions		U.S. dollars in millions
	For the third quarter ended December 31, 2009	For the third quarter ended December 31, 2010	For the third quarter ended December 31, 2010
Net revenues:
Sales of products	¥4,990,932	¥4,379,795	$53,747
Financing operations	301,958	293,318	3,599
Total net revenues	5,292,890	4,673,113	57,346
Costs and expenses:
Cost of products sold	4,390,531	3,954,671	48,529
Cost of financing operations	170,374	140,296	1,722
Selling, general and administrative	542,876	479,076	5,879
Total costs and expenses	5,103,781	4,574,043	56,130
Operating income	189,109	99,070	1,216
Other income (expense):
Interest and dividend income	21,533	26,730	328
Interest expense	(7,240)	(6,491)	(80)
Foreign exchange gain, net	16,593	6,603	81
Other income, net	4,892	3,756	46
Total other income (expense)	35,778	30,598	375
Quarterly income before income taxes and equity in earnings of affiliated companies	224,887	129,668	1,591
Provision for income taxes	115,719	65,718	806
Equity in earnings of affiliated companies	58,420	46,926	576
Quarterly net income	167,588	110,876	1,361
Less: Quarterly net income attributable to the noncontrolling interest	(14,369)	(17,247)	(212)
Quarterly net income attributable to Toyota Motor Corporation	¥153,219	¥93,629	$1,149

	Yen	Yen	U.S. dollars
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	¥48.86	¥29.86	$0.37
Diluted	¥48.86	¥29.86	$0.37

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Unaudited Condensed Consolidated Statements of Cash Flows For the first nine months ended December 31, 2010

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2009	For the first nine months ended December 31, 2010	For the first nine months ended December 31, 2010
Cash flows from operating activities:
Net income	¥102,611	¥436,916	$5,362
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,046,658	880,017	10,799
Provision for doubtful accounts and credit losses	62,142	(22,289)	(274)
Pension and severance costs, less payments	(753)	2,788	34
Losses on disposal of fixed assets	28,362	19,525	240
Unrealized losses on available-for-sale securities, net	1,563	7,710	95
Deferred income taxes	95,332	146,028	1,792
Equity in earnings of affiliated companies	(2,916)	(180,742)	(2,218)
Changes in operating assets and liabilities, and other	718,337	144,839	1,777
Net cash provided by operating activities	2,051,336	1,434,792	17,607
Cash flows from investing activities:
Additions to finance receivables	(5,859,593)	(6,344,161)	(77,852)
Collection of and proceeds from sales of finance receivables	5,601,367	5,996,255	73,583
Additions to fixed assets excluding equipment leased to others	(449,572)	(419,908)	(5,153)
Additions to equipment leased to others	(586,504)	(836,796)	(10,269)
Proceeds from sales of fixed assets excluding equipment leased to others	39,592	28,407	349
Proceeds from sales of equipment leased to others	372,193	372,039	4,565
Purchases of marketable securities and security investments	(1,392,873)	(3,235,491)	(39,704)
Proceeds from sales of and maturity of marketable securities and security investments	481,518	2,555,742	31,363
Changes in investments and other assets, and other	(347,091)	183,023	2,246
Net cash used in investing activities	(2,140,963)	(1,700,890)	(20,872)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,300,263	2,282,530	28,010
Payments of long-term debt	(2,109,549)	(1,909,777)	(23,436)
Increase (decrease) in short-term borrowings	(221,328)	124,700	1,530
Dividends paid	(172,476)	(141,120)	(1,732)
Purchase of common stock, and other	521	(28,657)	(351)
Net cash provided by (used in) financing activities	(202,569)	327,676	4,021
Effect of exchange rate changes on cash and cash equivalents	(16,525)	(148,027)	(1,816)
Net decrease in cash and cash equivalents	(308,721)	(86,449)	(1,060)
Cash and cash equivalents at beginning of period	2,444,280	1,865,746	22,895
Cash and cash equivalents at end of period	¥2,135,559	¥1,779,297	$21,835

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2010, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted.  The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2010.  The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date.  The consolidated result for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

Reclassifications -
Certain prior year amounts have been reclassified to conform to the presentations as of December 31, 2010, and for the nine months and the three months ended December 31, 2010.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -
In June 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. Toyota adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -
In July 2010, FASB issued updated disclosure guidance on receivables. This guidance requires additional disclosures about the credit quality of financing receivables and the allowance for credit losses. Toyota expects to add disclosures based on this guidance from the fiscal year ending on March 31, 2011. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	U.S. dollar amounts:

U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited.  These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.  For this purpose, the rate of ¥81.49 = U.S. $1, the approximate current exchange rate at December 31, 2010, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the period ended December 31, 2010.

5.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -
Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

For the first nine months and the third quarter ended December 31, 2009 and 2010, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -
Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

Fair value and gains or losses on derivative financial instruments -
The following table summarizes the fair values of derivative financial instruments at March 31, 2010 and December 31, 2010:

	Yen in millions		U.S. dollars in millions
	March 31, 2010	December 31, 2010	December 31, 2010
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥45,567	¥27,087	$332
Investments and other assets - Other	94,430	105,931	1,300
Total	¥139,997	¥133,018	$1,632
Other current liabilities	¥(21,786)	¥(22,577)	$(277)
Other long-term liabilities	(12,045)	(1,669)	(21)
Total	¥(33,831)	¥(24,246)	$(298)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥54,474	¥50,366	$618
Investments and other assets - Other	168,349	261,506	3,209
Total	¥222,823	¥311,872	$3,827
Other current liabilities	¥(38,152)	¥(46,168)	$(566)
Other long-term liabilities	(179,765)	(154,960)	(1,902)
Total	¥(217,917)	¥(201,128)	$(2,468)
Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥6,135	¥14,788	$182
Investments and other assets - Other	38	19	0
Total	¥6,173	¥14,807	$182
Other current liabilities	¥(20,843)	¥(8,264)	$(101)
Other long-term liabilities	(138)	(78)	(1)
Total	¥(20,981)	¥(8,342)	$(102)

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2010 and December 31, 2010:

	Yen in millions
	March 31, 2010
	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥1,168,882	¥11,868,039
Foreign exchange forward and option contracts	—	1,487,175
Total	¥1,168,882	¥13,355,214

	Yen in millions		U.S. dollars in millions
	December 31, 2010		December 31, 2010
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥698,940	¥10,957,524	$8,577	$134,464
Foreign exchange forward and option contracts	—	1,393,619	—	17,102
Total	¥698,940	¥12,351,143	$8,577	$151,566

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2009 and 2010:

	Yen in millions
	For the first nine months ended December 31, 2009
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥179,192	¥(177,379)
Interest expense	(107)	107

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥113,322	¥—
Foreign exchange gain (loss), net	(3,472)	—
Foreign exchange forward and option contracts
Cost of financing operations	(15,584)	—
Foreign exchange gain (loss), net	42,373	—

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2010		For the first nine months ended December 31, 2010
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥62,066	¥(60,137)	$762	$(738)
Interest expense	(166)	166	(2)	2
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥82,742	¥—	$1,015	$—
Foreign exchange gain (loss), net	(2,591)	—	(32)	—
Foreign exchange forward and option contracts
Cost of financing operations	(2,012)	—	(25)	—
Foreign exchange gain (loss), net	116,440	—	1,429	—

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2009
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(39,908)	¥41,711
Interest expense	4	(4)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥(41,097)	¥—
Foreign exchange gain (loss), net	1,394	—
Foreign exchange forward and option contracts
Cost of financing operations	1,504	—
Foreign exchange gain (loss), net	(3,842)	—

	Yen in millions		U.S. dollars in millions
	For the third quarter ended December 31, 2010		For the third quarter ended December 31, 2010
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥11,927	¥(11,054)	$146	$(136)
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥39,645	¥—	$487	$—
Foreign exchange gain (loss), net	(614)	—	(8)	—
Foreign exchange forward and option contracts
Cost of financing operations	(2,995)	—	(37)	—
Foreign exchange gain (loss), net	29,934	—	367	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

Credit risk related contingent features -
Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of December 31, 2010 is ¥29,945 million ($367 million). The aggregate fair value amount of assets that are already posted as of December 31, 2010 is ¥6,820 million ($84 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥29,945 million ($367 million) as of December 31, 2010.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

6.	Contingencies :

Guarantees
Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers.  Toyota is required to execute its guarantee primarily when customers are unable to make required payments.  The maximum potential amount of future payments as of December 31, 2010 is ¥1,667,400 million ($20,461 million).  Liabilities for guarantee totaling ¥7,237 million ($89 million) have been provided as of December 31, 2010.  Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings
Product Recalls
From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns in its vehicles.  In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models.  In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in certain vehicles models including the Prius. Set forth below is a description of the various claims, lawsuits and government investigations against Toyota in the United States relating to the recalls and other safety measures.

Class Action and Consolidated Litigation
There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control-intelligent (ETCS-i) is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for most purposes into a single multi-district litigation in the United States District Court for the Central District of California.  In addition, of the approximately 260 individual product liability personal injury cases relating to unintended acceleration pending against Toyota, the federal cases have been or are likely to be consolidated into the multi-district litigation.  (The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States.)

This consolidated federal class action suit is in its early stages and has included document production and depositions.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

Additionally, there are approximately 10 putative class actions in various state courts, including California. The claims are similar to the class actions in federal court. One of the putative California class actions was filed by the Orange County District Attorney and, among other things, seeks statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

Beginning in February 2010, Toyota has also been sued in approximately 20 putative class actions in federal and state courts alleging defects in the braking systems in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs claim that while a remedy for this braking issue has been implemented on vehicles in production since January 2010 and has been offered to current owners of certain of the vehicles, that owners and lessees of all of the vehicles should recover for diminution in the value of the vehicles. They also seek injunctions ordering Toyota to repair the vehicles and to take other actions, punitive damages and other relief. These cases have been consolidated into 2 actions, one in federal court in the Central District of California and one in state court in the Los Angeles County Superior Court.

From February through April 2010, Toyota was also sued in 6 putative shareholder class actions on behalf of investors in Toyota American Depository Shares and common stock.  The cases have been consolidated into a single action in the United States District Court for the Central District of California, and a lead plaintiff has been appointed. The consolidated complaint, filed October 4, 2010, alleges violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act on the basis that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, unintended acceleration in a number of vehicle models. Plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs. On January 20, 2011, Toyota filed a motion to dismiss the action.

On May 21, 2010, a shareholder derivative action was filed against certain officers and directors of Toyota in the Superior Court of the State of California, County of Los Angeles.  The complaint alleges that the defendants breached their fiduciary duties of care and loyalty as well as wasted corporate assets and unjustly enriched themselves, with respect to and as a result of their handling of design defects in Toyota vehicles, alleging facts similar to those alleged in the shareholder class action.  The plaintiff seeks to recover on behalf of Toyota amounts spent by Toyota including as a result of the defendants’ alleged mishandling of the problem of unintended acceleration and of the alleged failure to make accurate and timely public disclosure, as well as equitable and injunctive relief. The defendants who have been served (which does not include Toyota Motor Corporation) responded to the complaint on November 2, 2010.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

In July 2010, Toyota was sued in the Superior Court of the State of California, County of Los Angeles in a putative bondholder class action filed on behalf of purchasers of Toyota and Toyota Motor Credit Corporation bonds traded on foreign securities exchanges. The complaint alleges violations of California securities law, fraud, breach of fiduciary duty, and other state law claims. On September 15, 2010, Toyota removed the putative bondholder class action to the United States District Court for the Central District of California and, on October 15, 2010, filed a motion to dismiss the case pursuant to the Securities Litigation Uniform Standards Act.   On January 10, 2011, the United States District Court for the Central District of California issued an order dismissing the case with prejudice, and entered judgment in favor of defendants. On January 31, 2011, plaintiff filed a notice of appeal to the United States Circuit Court of Appeals for the Ninth Circuit from the District Court’s order dismissing the case with prejudice.

Toyota believes that it has meritorious defenses to all of the cases and will vigorously defend against them.

Government Investigations
In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”).  The subpoenas and the voluntary request primarily request documents related to unintended acceleration and certain financial records.  This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York.  The subpoenas and the voluntary request primarily request production of documents related to the steering relay rod.

During the first quarter of calendar year 2010, Toyota received 3 formal inquires from the National Highway Traffic Safety Administration (“NHTSA”) related to the recalls related to floor mat entrapment and sticking accelerator pedals.  The first two, TQ10-001 and TQ10-002, address the timing of the announcement of the recalls related to floor mat entrapment and sticking accelerator pedals, respectively.  The third, RQ10-003, addresses the scope of the recalls and unintended acceleration generally.  On April 19, 2010, Toyota and NHTSA announced a settlement resolving TQ10-002 pursuant to which Toyota paid $16.4 million to the U.S. Treasury. Toyota denied the allegations that it violated the Motor Vehicle Safety Act or its implementing regulations but agreed to the settlement to avoid a protracted dispute and possible litigation.

On May 10, 2010, Toyota received an inquiry from NHTSA on the timing of its announcement of the 2005 recall of certain pickup trucks and sport utility vehicles for a possible issue with the steering relay rod (TQ10-004).

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

On December 20, 2010, Toyota and NHTSA announced that they had reached a settlement with respect to TQ10-001 and TQ10-004 pursuant to which Toyota paid approximately $32.4 million in the aggregate to the U.S. Treasury.  As in the April 2010 settlement resolving TQ10-002, Toyota denied the allegations that it violated the Motor Vehicle Safety Act or its implementing regulations but agreed to the settlement to avoid a protracted dispute and possible litigation. RQ10-003 is still pending.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 45 states’ attorney general, and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which generally are on-going.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs.  Amounts accrued as of December 31, 2010 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations, or cash flow.  Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued; however, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

United States Antitrust Proceedings
Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class action lawsuits on behalf of all purchasers of new motor vehicles in the United States.  The complaints alleged that the defendants violated the Sherman Antitrust Act by conspiring to prevent the sale to United States citizens of vehicles produced for the Canadian market.  The complaints sought injunctions against the alleged antitrust violations and treble damages in an unspecified amount. Toyota believes that its actions have been lawful.  In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs.  The federal court later granted summary judgment in favor of the defendants and the time to appeal has lapsed.  Current activity is centered in the California state courts, although that action is stayed against Toyota pending a ruling on the pending Toyota settlement.  In October 2010, the federal court preliminarily approved the Toyota settlement. If final approval is granted, that approval should result in the end of this matter for Toyota.

Other Proceedings
Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters
The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

7.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments.  The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories.  The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products.  The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the third quarter and the first nine months ended December 31, 2009 and 2010.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

Segment operating results -
For the third quarter ended December 31, 2009:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,858,896	¥301,958	¥132,036	¥—	¥5,292,890
Inter-segment sales and transfers	2,181	5,180	94,174	(101,535)	—
Total	4,861,077	307,138	226,210	(101,535)	5,292,890
Operating expenses	4,736,598	226,501	240,609	(99,927)	5,103,781
Operating income (loss)	¥124,479	¥80,637	¥(14,399)	¥(1,608)	¥189,109

For the third quarter ended December 31, 2010:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,252,211	¥293,318	¥127,584	¥—	¥4,673,113
Inter-segment sales and transfers	2,908	4,185	110,459	(117,552)	—
Total	4,255,119	297,503	238,043	(117,552)	4,673,113
Operating expenses	4,282,647	181,063	224,652	(114,319)	4,574,043
Operating income (loss)	¥(27,528)	¥116,440	¥13,391	¥(3,233)	¥99,070

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$52,181	$3,599	$1,566	$—	$57,346
Inter-segment sales and transfers	35	52	1,355	(1,442)	—
Total	52,216	3,651	2,921	(1,442)	57,346
Operating expenses	52,554	2,222	2,757	(1,403)	56,130
Operating income (loss)	$(338)	$1,429	$164	$(39)	$1,216

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

For the first nine months ended December 31, 2009:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥12,374,839	¥923,696	¥371,998	¥—	¥13,670,533
Inter-segment sale and transfers	7,543	15,558	283,427	(306,528)	—
Total	12,382,382	939,254	655,425	(306,528)	13,670,533
Operating expenses	12,518,344	734,188	669,421	(303,670)	13,618,283
Operating income (loss)	¥(135,962)	¥205,066	¥(13,996)	¥(2,858)	¥52,250

For the first nine months ended December 31, 2010:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥13,110,680	¥888,151	¥352,774	¥—	¥14,351,605
Inter-segment sales and transfers	8,029	13,327	331,638	(352,994)	—
Total	13,118,709	901,478	684,412	(352,994)	14,351,605
Operating expenses	13,016,569	601,328	656,290	(344,772)	13,929,415
Operating income	¥102,140	¥300,150	¥28,122	¥(8,222)	¥422,190

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$160,887	$10,899	$4,329	$—	$176,115
Inter-segment sales and transfers	99	163	4,070	(4,332)	—
Total	160,986	11,062	8,399	(4,332)	176,115
Operating expenses	159,732	7,379	8,054	(4,231)	170,934
Operating income	$1,254	$3,683	$345	$(101)	$5,181

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

Geographic Information -
For the third quarter ended December 31, 2009:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,997,787	¥1,600,633	¥547,051	¥696,577	¥450,842	¥—	¥5,292,890
Inter-segment sales and transfers	1,096,053	22,105	13,901	65,961	43,166	(1,241,186)	—
Total	3,093,840	1,622,738	560,952	762,538	494,008	(1,241,186)	5,292,890
Operating expenses	3,059,921	1,543,040	582,291	695,361	454,611	(1,231,443)	5,103,781
Operating income (loss)	¥33,919	¥79,698	¥(21,339)	¥67,177	¥39,397	¥(9,743)	¥189,109

For the third quarter ended December 31, 2010:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,624,511	¥1,312,704	¥510,699	¥779,848	¥445,351	¥—	¥4,673,113
Inter-segment sales and transfers	1,061,560	20,669	13,533	55,284	44,274	(1,195,320)	—
Total	2,686,071	1,333,373	524,232	835,132	489,625	(1,195,320)	4,673,113
Operating expenses	2,808,517	1,228,103	521,972	766,479	445,419	(1,196,447)	4,574,043
Operating income (loss)	¥(122,446)	¥105,270	¥2,260	¥68,653	¥44,206	¥1,127	¥99,070

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$19,935	$16,109	$6,267	$9,570	$5,465	$—	$57,346
Inter-segment sales and transfers	13,027	254	166	678	543	(14,668)	—
Total	32,962	16,363	6,433	10,248	6,008	(14,668)	57,346
Operating expenses	34,464	15,071	6,405	9,406	5,466	(14,682)	56,130
Operating income (loss)	$(1,502)	$1,292	$28	$842	$542	$14	$1,216

“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

For the first nine months ended December 31, 2009:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥5,087,418	¥4,153,463	¥1,595,222	¥1,698,306	¥1,136,124	¥—	¥13,670,533
Inter-segment sales and transfers	2,844,549	63,625	45,138	148,122	90,804	(3,192,238)	—
Total	7,931,967	4,217,088	1,640,360	1,846,428	1,226,928	(3,192,238)	13,670,533
Operating expenses	8,155,718	4,110,462	1,680,339	1,713,827	1,146,934	(3,188,997)	13,618,283
Operating income (loss)	¥(223,751)	¥106,626	¥(39,979)	¥132,601	¥79,994	¥(3,241)	¥52,250

For the first nine months ended December 31, 2010:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥5,335,590	¥4,088,148	¥1,408,024	¥2,295,159	¥1,224,684	¥—	¥14,351,605
Inter-segment sales and transfers	3,076,701	66,502	41,341	168,942	126,664	(3,480,150)	—
Total	8,412,291	4,154,650	1,449,365	2,464,101	1,351,348	(3,480,150)	14,351,605
Operating expenses	8,586,724	3,903,499	1,456,020	2,231,230	1,234,238	(3,482,296)	13,929,415
Operating income (loss)	¥(174,433)	¥251,151	¥(6,655)	¥232,871	¥117,110	¥2,146	¥422,190

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$65,475	$50,168	$17,278	$28,165	$15,029	$—	$176,115
Inter-segment sales and transfers	37,756	816	508	2,073	1,554	(42,707)	—
Total	103,231	50,984	17,786	30,238	16,583	(42,707)	176,115
Operating expenses	105,372	47,902	17,867	27,380	15,146	(42,733)	170,934
Operating income (loss)	$(2,141)	$3,082	$(81)	$2,858	$1,437	$26	$5,181

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

Transfers between industries segments or geographic areas are made at amounts which Toyota’s management believes approximate arm’s-length transactions.  In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

Overseas Revenues by destination -
The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan.  In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

For the third quarter ended December 31, 2009 and 2010:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the third quarter ended December 31, 2009	For the third quarter ended December 31, 2010	For the third quarter ended December 31, 2010

North America	¥1,638,536	¥1,323,259	$16,238
Europe	526,907	474,449	5,822
Asia	745,162	832,354	10,214
Other	849,625	838,577	10,291

 For the first nine months ended December 31, 2009 and 2010:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the first nine months ended December 31, 2009	For the first nine months ended December 31, 2010	For the first nine months ended December 31, 2010

North America	¥4,251,209	¥4,134,708	$50,739
Europe	1,553,427	1,312,906	16,111
Asia	1,857,694	2,409,597	29,569
Other	2,029,049	2,421,602	29,717

 “Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first nine months and the third quarter ended December 31, 2009 and 2010 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the first nine months ended December 31, 2009
Basic net income attributable to Toyota Motor Corporation per common share	¥97,233	3,135,982	¥31.01
Effect of diluted securities
Assumed exercise of dilutive stock options	—	16
Diluted net income attributable to Toyota Motor Corporation per common share	¥97,233	3,135,998	¥31.01
For the first nine months ended December 31, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥382,785	3,135,939	¥122.06	$4,697	$1.50
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	0
Diluted net income attributable to Toyota Motor Corporation per common share	¥382,784	3,135,939	¥122.06	$4,697	$1.50
For the third quarter ended December 31, 2009
Basic net income attributable to Toyota Motor Corporation per common share	¥153,219	3,136,010	¥48.86
Effect of diluted securities
Assumed exercise of dilutive stock options	—	—
Diluted net income attributable to Toyota Motor Corporation per common share	¥153,219	3,136,010	¥48.86
For the third quarter ended December 31, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥93,629	3,135,840	¥29.86	$1,149	$0.37
Effect of diluted securities
Assumed exercise of dilutive stock options	(0)	—
Diluted net income attributable to Toyota Motor Corporation per common share	¥93,629	3,135,840	¥29.86	$1,149	$0.37

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first nine months and the third quarter ended December 31, 2009 and 2010 mainly because the options’ exercise prices were greater than the average market price per common share during the period.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statement users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2010 and December 31, 2010.  Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Toyota Motor Corporation shareholders’ equity	Shares issued and outstanding at the end of the period (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share	Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share

As of March 31, 2010	¥10,359,723	3,135,995	¥3,303.49
As of December 31, 2010	¥10,229,944	3,135,729	¥3,262.38	$125,536	$40.03

On June 24, 2010, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥78,400 million ($962 million), ¥25 ($0.31) per share, effective on June 25, 2010. On November 5, 2010, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥62,720 million ($770 million), ¥20 ($0.25) per share, effective on November 26, 2010.

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2010 and December 31, 2010:

	Yen in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥677,442	¥69,702	¥—	¥747,144
Time deposits	—	173,500	—	173,500
Marketable securities and other securities investments
Government bonds	2,654,829	—	—	2,654,829
Common stocks	852,775	—	—	852,775
Other	37,296	370,933	13,134	421,363
Derivative financial instruments	—	349,556	19,437	368,993
Total	¥4,222,342	¥963,691	¥32,571	¥5,218,604

Liabilities
Derivative financial instruments	¥—	¥(259,184)	¥(13,545)	¥(272,729)
Total	¥—	¥(259,184)	¥(13,545)	¥(272,729)

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥501,802	¥141,160	¥—	¥642,962
Time deposits	—	140,000	—	140,000
Marketable securities and other securities investments
Government bonds	3,218,783	—	—	3,218,783
Common stocks	967,884	—	—	967,884
Other	35,539	380,840	111	416,490
Derivative financial instruments	—	447,904	11,793	459,697
Total	¥4,724,008	¥1,109,904	¥11,904	¥5,845,816

Liabilities
Derivative financial instruments	¥—	¥(228,329)	¥(5,387)	¥(233,716)
Total	¥—	¥(228,329)	¥(5,387)	¥(233,716)

	U.S. dollars in millions
	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$6,158	$1,732	$—	$7,890
Time deposits	—	1,718	—	1,718
Marketable securities and other securities investments
Government bonds	39,499	—	—	39,499
Common stocks	11,878	—	—	11,878
Other	436	4,674	1	5,111
Derivative financial instruments	—	5,496	145	5,641
Total	$57,971	$13,620	$146	$71,737

Liabilities
Derivative financial instruments	$—	$(2,802)	$(66)	$(2,868)
Total	$—	$(2,802)	$(66)	$(2,868)

TOYOTA MOTOR CORPORATION Notes to Unaudited Consolidated Financial Statements

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -
Cash equivalents include money market funds and other investments with original maturities of three months or less. Time deposits include negotiable certificate of deposit with original maturities over three months. These are highly liquid investments, and quoted market prices are used to determine the fair value of these investments.

Marketable securities and other securities investments -
Marketable securities and other securities investments include government bonds, common stocks and other investments. Government bonds included as follows: 76% of Japanese government bonds and 24% of U.S. and European government bonds as of March 31, 2010 and 80% of Japanese government bonds and 20% of U.S. and European government bonds as of December 31, 2010. Listed stocks on Japanese stock market represent 88% and 88% of common stocks as of March 31, 2010 and December 31, 2010, respectively. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Toyota uses quoted market prices for similar assets, quoted non-active market prices for identical assets or assumptions such as loss, interest rate severity and other factors to measure fair value of these securities.

Derivative financial instruments -
See note 5 to the consolidated financial statements about derivative financial instruments. Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and the third quarter ended December 31, 2009 and 2010 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and the third quarter ended December 31, 2009 and 2010 were not material.